SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Retek Inc.
(Name of Subject Company (Issuer))

SAP America, Inc.
Sapphire Expansion Corporation
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class Securities)

Brad C. Brubaker
Sr. Vice President, General Counsel and Corporate Secretary
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
USA
+1 610 661 1000

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300

CALCULATION OF FILING FEE:

Transaction valuation*	Amount of filing fee
$560,249,935	$65,942

☑     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$65,942

Form or Registration No.:	Schedule TO

Filing Party:	SAP America, Inc. and Sapphire Expansion Corporation

Date Filed:	March 4, 2005

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

SCHEDULE TO

ITEM 1 through 9, and 11.

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 4, 2005 by Sapphire Expansion Corporation (Sapphire Expansion), a Delaware corporation and a wholly owned subsidiary of SAP America, Inc. (SAP America), a Delaware corporation and a wholly owned subsidiary of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (SAP AG), a company incorporated under the laws of the Federal Republic of Germany, to purchase all outstanding shares of common stock, par value $0.01 per share (the Shares), of Retek Inc., a Delaware corporation (Retek), at a price of $8.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2005 (the Offer to Purchase) and in the related Letter of Transmittal (the Letter of Transmittal which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the Offer). The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase dated March 4, 2005. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published March 4, 2005. *
(a)(5)(i)	Press release issued by SAP AG, SAP America and Retek on February 28, 2005.*
(a)(5)(ii)	Transcript of conference call held by SAP AG and Retek on February 28, 2005.*
(a)(5)(iii)	Press release issued by SAP AG on March 9, 2005.
(b)	None.
(d)	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek. *
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 9, 2005 that the information set forth in this statement is true, complete and correct.

SAPPHIRE EXPANSION CORPORATION
By:	/s/ JAMES MACKEY
	Name:	James Mackey
	Title:	President

SAP AMERICA, INC.
By:	/s/ BRAD C. BRUBAKER
	Name:	Brad C. Brubaker
	Title:	Authorized Signatory

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated March 4, 2005. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published March 4, 2005. *
(a)(5)(i)	Press release issued by SAP AG, SAP America and Retek on February 28, 2005.*
(a)(5)(ii)	Transcript of conference call held by SAP AG and Retek on February 28, 2005.*
(a)(5)(iii)	Press release issued by SAP AG on March 9, 2005.
(b)	None.
(d)	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek. *
(g)	None.
(h)	None.

*	Previously filed.